September 17, 2024

Olav Bergheim
Chief Executive Officer
Adagio Medical Holdings, Inc.
26051 Merit Circle, Suite 102
Laguna Hills, CA 92653

       Re: Adagio Medical Holdings, Inc.
           Registration Statement on Form S-1
           Filed September 13, 2024
           File No. 333-282126
Dear Olav Bergheim:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Michael Lee, Esq.